P.E 9-23-02

1 of 36

02058277

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 23, 2002

BRITISH ENERGY PLC

ORIGINAL

(Registrant's name)

3 Redwood Crescent
Peel Park
East Kilbride G74 5PR
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2002

BRITISH ENERGY PLC

By: [signature]

Name: Paul Heward

Title: Director - Investor Relations

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

EXHIBIT 1

5

RNS *from* Perfect Information Ltd

Number :	0055B	Date :	10/09/2002
Company :	BRITISH ENERGY PLC	Time :	16:37:41

Holding(s) in Company

RNS Number:0055B
British Energy PLC
10 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company

BRITISH ENERGY PLC

2. Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED (FIL)

FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUSIDIARIES INCLUDING FIDELITY INVESTMENT SERVICES LTD (FISL) AND FIDELITY PENSION MANAGEMENT (FPM), INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE BELOW

5. Number of shares/ amount of stock acquired

6. Percentage of issued class

7. Number of shares/ amount of stock disposed

6,279,167

8. Percentage of issued class

1.01%

9. Class of security

44 28/43P ORDINARY SHARES

10. Date of transaction

NOT DISCLOSED

11. Date company informed

9 SEPTEMBER 2002

12. Total holding following this notification

38,775,355

13. Total percentage holding of issued class following this notification

6.25%

14. Any additional information

AS BELOW

15. Name of contact and telephone number for queries

PAUL HEWARD

TEL 01355 262 201

16. Name and signature of authorised company official

responsible for making this notification

PAUL HEWARD

Date of notification 10 SEPTEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Company Monitoring; UK Listing Authority

REGISTERED/NOMINEE NAME	MANAGEMENT COMPANY	SHARES HELD
CHASE NOMINEES LTD	FISL	9,531,686
CHASE MANHATTAN BANK LONDON	FISL	1,615,370
CHASE NOMINEES LTD	FPM	943,000

6

MSS NOMINEES LTD	FIL	18,750,881
CHASE NOMINEES LTD	FIL	502,036
CHASE MANHATTAN BANK LONDON	FIL	411,100
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	FIL	315,100
BANK OF NEW YORK LONDON	FIL	6,706,000

END

HOLEAKNEFDSAEFE

EXHIBIT 2

RNS *from* Perfect Information Ltd

Number :	2464B	Date :	16/09/2002
Company :	BRITISH ENERGY PLC	Time :	17:14:19

Holding(s) in Company

RNS Number:2464B
British Energy PLC
16 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Energy plc

2. Name of shareholder having a major interest

UBS Global Asset Management Holding (No 2) Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non - Beneficial Interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see attached

5. Number of shares/ amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

44 28/43 p Ordinary Shares

10. Date of transaction

Not disclosed

11. Date company informed

13 September 2002

12. Total holding following this notification

64,131,481

13. Total percentage holding of issued class following this notification

10.33%

14. Any additional information

Notification under Section 199 (2) (b)

15. Name of contact and telephone number for queries

Paul Heward

01355 262 201

16. Name and signature of authorised company official responsible for making this notification

Paul heward

Date of notification 16 September 2002

Registered Holders

Name	Account	Number of shares
Bank of New York	A/C BEN9 *	1,091,228
Bank of New York	A/C 00767200	443,270
Bankers Trust Company	A/C 00108900 *	687,160
BNY (OCS) Nominees Ltd	A/C MGX1	869,121
Boston Safe Deposit & Trust	A/C 00079700 *	849,853
Boston Safe Nominees Ltd	A/C INT9 *	22,279
BT Globenet Nominees Limited	A/C CSB1	202,555
Chase Bournemouth	A/C 00050600 *	1,131,217
Chase Bournemouth	A/C 00126500 *	135,761
Chase Bournemouth	A/C 00127270 *	128,521
Chase Bournemouth	A/C 00183900 *	194,457
Chase Bournemouth	A/C 00198600 *	133,012
Chase Bournemouth	A/C 00590100 *	20,173
Chase Manhattan Bank	A/C 00113600 *	65,953
Chase Manhattan Bank	A/C 00143600 *	285,213
Chase Manhattan Bank	A/C 00145800 *	1,343,959
Chase Nominees Limited	A/C GMC3	6,859,878
HSBC Global Custody Nominee (UK) LTD	A/C BTR3	1,061,990
Lloyds Bank Plc	A/C ZUR9 *	48,951
Mellon Trust	A/C 00140900 *	140,098
Northern Trust	A/C BUR1	363,083
Northern Trust	A/C MMF1	479,406
Northern Trust Co	A/C FK	133,431
Northern Trust Co	A/C NTH1	864,118
Northern Trust London	A/C 00074700	400,175
Northern Trust London	A/C 00079600	819,572
Northern Trust London	A/C 00777000	255,458
Phildrew Nominees Limited	A/C ACA	330,151
Phildrew Nominees Limited	A/C AEA9 *	43,001
Phildrew Nominees Limited	A/C ALN9 *	52,274
Phildrew Nominees Limited	A/C AUP	126,342
Phildrew Nominees Limited	A/C AK	303,787
Phildrew Nominees Limited	A/C AVR	167,261
Phildrew Nominees Limited	A/C BAH	281,688
Phildrew Nominees Limited	A/C BDH	152,003
Phildrew Nominees Limited	A/C BX	325,070
Phildrew Nominees Limited	A/C BND	288,437
Phildrew Nominees Limited	A/C BOW	1,078,084
Phildrew Nominees Limited	A/C BIB	54,609
Phildrew Nominees Limited	A/C BRC	9,650
Phildrew Nominees Limited	A/C BRX	112,837
Phildrew Nominees Limited	A/C BUG	230,269
Phildrew Nominees Limited	A/C CAF	73,867
Phildrew Nominees Limited	A/C CUP	104,061
Phildrew Nominees Limited	A/C CAM	262,878
Phildrew Nominees Limited	A/C CE	57,267
Phildrew Nominees Limited	A/C CEU	519,253
Phildrew Nominees Limited	A/C CX	226,652
Phildrew Nominees Limited	A/C CZ	182,883
Phildrew Nominees Limited	A/C CTY	97,575
Phildrew Nominees Limited	A/C CWG	113,666
Phildrew Nominees Limited	A/C DB	54,512
Phildrew Nominees Limited	A/C DEV	300,350
Phildrew Nominees Limited	A/C DHB	135,922
Phildrew Nominees Limited	A/C DPP	523,549
Phildrew Nominees Limited	A/C DRG4	134,493
Phildrew Nominees Limited	A/C ELG	510,601
Phildrew Nominees Limited	A/C EXS	244,444
Phildrew Nominees Limited	A/C EA	146,065
Phildrew Nominees Limited	A/C ESX	674,726
Phildrew Nominees Limited	A/C EXF	153,039
Phildrew Nominees Limited	A/C ELK *	58,270
Phildrew Nominees Limited	A/C FGC	548,720
Phildrew Nominees Limited	A/C FRB	192,354
Phildrew Nominees Limited	A/C FRG	106,195
Phildrew Nominees Limited	A/C FST	185,811
Phildrew Nominees Limited	A/C G	447,837
Phildrew Nominees Limited	A/C GWY	342,343
Phildrew Nominees Limited	A/C GKP	82,080
Phildrew Nominees Limited	A/C GLY	419,906
Phildrew Nominees Limited	A/C GRP	98,057

Phildrew Nominees Limited	A/C HF		8,848
Phildrew Nominees Limited	A/C HAR		282,455
Phildrew Nominees Limited	A/C HEP		318,185
Phildrew Nominees Limited	A/C LH		401,531
Phildrew Nominees Limited	A/C HOF		139,798
Phildrew Nominees Limited	A/C HOV		251,163
Phildrew Nominees Limited	A/C HCT		33,665
Phildrew Nominees Limited	A/C HYP		56,690
Phildrew Nominees Limited	A/C ICE		63,238
Phildrew Nominees Limited	A/C IMIPF		690,572
Phildrew Nominees Limited	A/C 90Y		91,121
Phildrew Nominees Limited	A/C IAP *		251,678
Phildrew Nominees Limited	A/C JMN		412,123
Phildrew Nominees Limited	A/C JNL		79,547
Phildrew Nominees Limited	A/C JST		74,262
Phildrew Nominees Limited	A/C LAB		46,878
Phildrew Nominees Limited	A/C LM		452,917
Phildrew Nominees Limited	A/C MON	170,753	
Phildrew Nominees Limited	A/C LCC	1,159,520	
Phildrew Nominees Limited	A/C LEM	195,469	
Phildrew Nominees Limited	A/C LF01		495,859
Phildrew Nominees Limited	A/C LF18		972,262
Phildrew Nominees Limited	A/C MMG		63,436
Phildrew Nominees Limited	A/C MOC		199,106
Phildrew Nominees Limited	A/C MOS		98,085
Phildrew Nominees Limited	A/C MHL		179,273
Phildrew Nominees Limited	A/C NAF		296,965
Phildrew Nominees Limited	A/C NEE		46,427
Phildrew Nominees Limited	A/C NOL		343,001
Phildrew Nominees Limited	A/C OZ		98,980
Phildrew Nominees Limited	A/C OE05		37,100
Phildrew Nominees Limited	A/C OE07		41,842
Phildrew Nominees Limited	A/C PL		13,634
Phildrew Nominees Limited	A/C PCM		24,102
Phildrew Nominees Limited	A/C PT		225,809
Phildrew Nominees Limited	A/C PGPS		146,415
Phildrew Nominees Limited	A/C PE		203,195
Phildrew Nominees Limited	A/C PPD		120,886
Phildrew Nominees Limited	A/C PA		183,575
Phildrew Nominees Limited	A/C RCF		143,691
Phildrew Nominees Limited	A/C REM		98,242
Phildrew Nominees Limited	A/C REF		173,049
Phildrew Nominees Limited	A/C RMC		258,628
Phildrew Nominees Limited	A/C RMS		169,991
Phildrew Nominees Limited	A/C RNL		288,077
Phildrew Nominees Limited	A/C ROP	460,391	
Phildrew Nominees Limited	A/C BH	1,058,851	
Phildrew Nominees Limited	A/C SGU	815,807	
Phildrew Nominees Limited	A/C SHD		62,879
Phildrew Nominees Limited	A/C SIS		186,484
Phildrew Nominees Limited	A/C SB		597,560
Phildrew Nominees Limited	A/C SKB	959,941	
Phildrew Nominees Limited	A/C SMN	1,478,450	
Phildrew Nominees Limited	A/C SR	118,694	
Phildrew Nominees Limited	A/C SRB		33,733
Phildrew Nominees Limited	A/C SSF		66,500
Phildrew Nominees Limited	A/C SCC		884,071
Phildrew Nominees Limited	A/ C SUS		119,789
Phildrew Nominees Limited	A/C SWE		34,050
Phildrew Nominees Limited	A/C SH		45,648
Phildrew Nominees Limited	A/C TCP		204,626
Phildrew Nominees Limited	A/C Q		145,523
Phildrew Nominees Limited	A/ CTAW		495,436
Phildrew Nominees Limited	A/C TMI	729,194	
Phildrew Nominees Limited	A/C TW	1,464,764	
Phildrew Nominees Limited	A/ C UEB	131,228	
Phildrew Nominees Limited	A/C UOE		100,094
Phildrew Nominees Limited	A/ C UST		23,355
Phildrew Nominees Limited	A/ C USA		104,134
Phildrew Nominees Limited	A/C PEQ	143,355	
Phildrew Nominees Limited	A/C UT21	1,218,359	
Phildrew Nominees Limited	A/C UVB1	57,575	
Phildrew Nominees Limited	A/C UM		427,363
Phildrew Nominees Limited	A/C WP		74,288
Phildrew Nominees Limited	A/C WDR		677,933
Phildrew Nominees Limited	A/C WA		217,544
Phildrew Nominees Limited	A/C WND		361,334
Phildrew Nominees Limited	A/C WAR	787,723	
Phildrew Nominees Limited	A/C WSX	1,027,878	
Phildrew Nominees Limited	A/C YB	364,302	
RBSTB Nominees Limited	A/C SAE1 *		16,083
RBSTB Nominees Limited	A/C SAT1 *		49,730

Royal Trust	A/C 00138700	299,942
Royal Trust	A/C 00609400	733,511
State Street and Bank Trust Company	A/C BAS8	312,424
State Street Bank	A/C 00121000 *	389,780
State Street Bank	A/C 00125400 *	614,018
State Street Bank	A/C 00197300 *	113,606
State Street Bank	A/C 00371600 *	1,047,437
State Street Bank and Trust company	A/C ALT9 *	1,528,163
State Street Bank - US 26022	A/C 00353100 *	67,103
State Street Nominees Limited	A/C ONT9 *	1,238,772
State Street Nominees Ltd	A/C NGP1	154,407
State Street Nominees	A/C SXC1	260,656
UBS Fund Service (Luxembourg) SA	A/C NAS9 *	145,979
UBS Luxembourg	A/C BEE9 *	73,619

* Clients of UBS Global Asset Management International Ltd

END

HOLEAXNKFFFAEFE

12

EXHIBIT 3

RNS *from* Perfect Information Ltd

Number :	2808B	Date :	17/09/2002
Company :	BRITISH ENERGY PLC	Time :	13:15:04

Undrawn bilateral facilities

RNS Number:2808B
British Energy PLC
17 September 2002

British Energy plc announces that it has served notice to cancel c£260m of undrawn bilateral committed facilities due to expiry in January 2003. The decision to cancel these facilities is due, in particular, to the short-term maturities of these facilities.

On 9 September 2002, the Company announced that the UK Government had granted a short-term facility of £410m for a period up to 27 September 2002. It also stated that discussions were taking place with the Government regarding longer-term restructuring but that there could be no certainty as to a successful outcome.

END

MSCBXGDCGGBGGDR

14

EXHIBIT 4

RNS *from* Perfect Information Ltd

Number :	3347B	Date :	18/09/2002
Company :	BRITISH ENERGY PLC	Time :	13:00:02

Holding(s) in Company

RNS Number:3347B
British Energy PLC
18 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company

BRITISH ENERGY PLC

2. Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED (FIL)

FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUSIDIARIES INCLUDING FIDELITY INVESTMENT SERVICES LTD (FISL) AND FIDELITY PENSION MANAGEMENT (FPM), INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE BELOW

5. Number of shares/ amount of stock acquired

4,785,000

6. Percentage of issued class

0.77%

7. Number of shares/ amount of stock disposed

8. Percentage of issued class

9. Class of security

44 28/43P ORDINARY SHARES

10. Date of transaction

NOT DISCLOSED

11. Date company informed

16 SEPTEMBER 2002

12. Total holding following this notification

43,560,355

13. Total percentage holding of issued class following this notification

7.02%

14. Any additional information

AS BELOW

15. Name of contact and telephone number for queries

PAUL HEWARD

TEL 01355 262 201

16. Name and signature of authorised company official responsible for making this notification

PAUL HEWARD

Date of notification 17 SEPTEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Company Monitoring; UK Listing Authority

REGISTERED/NOMINEE NAME	MANAGEMENT COMPANY	SHARES HELD
CHASE NOMINEES LTD	FISL	11,498,468
CHASE MANHATTAN BANK LONDON	FISL	1,615,370
CHASE NOMINEES LTD	FPM	943,000
MSS NOMINEES LTD	FIL	21,455,981
CHASE NOMINEES LTD	FIL	624,336
CHASE MANHATTAN BANK LONDON	FIL	411,100
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	FIL	315,100
BANK OF NEW YORK LONDON	FIL	6,706,000

END

HOLEAANPFFDAEFE

17

EXHIBIT 5

RNS *from* Perfect Information Ltd

Number :	3356B	Date :	18/09/2002
Company :	BRITISH ENERGY PLC	Time :	13:00:04

Holding(s) in Company

RNS Number:3356B
British Energy PLC
18 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

1 relevant boxes should be completed in block capital letters.

1. Name of company

BRITISH ENERGY PLC

2. Name of shareholder having a major interest

INVESCO PERPETUAL HIGH INCOME FUND

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

VIDACOS NOMINEES LTD

5. Number of shares/ amount of stock acquired

6. Percentage of issued class

7. Number of shares/ amount of stock disposed

8. Percentage of issued class

9. Class of security

44.65P ORDINARY SHARES

10. Date of transaction

NOT DISCLOSED

11. Date company informed

17 SEPTEMBER 2002

12. Total holding following this notification

21,547,221

13. Total percentage holding of issued class following this notification

3.47%

14. Any additional information

15. Name of contact and telephone number for queries

PAUL HEWARD

TEL 01355 262 201

16. Name and signature of authorised company official Responsible for making this notification

PAUL HEWARD

Date of notification 17 SEPTEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring; UK Listing Authority

END

HOLEAANPFAKAEFE

RIS item disseminated by London Stock Exchange

20

EXHIBIT 6

Number :	3359B	Date :	18/09/2002
Company :	BRITISH ENERGY PLC	Time :	13:00:07

Holding(s) in Company

RNS Number:3359B
British Energy PLC
18 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company

BRITISH ENERGY PLC

2. Name of shareholder having a major interest

AMVESCAP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE BELOW

5. Number of shares/ amount of stock acquired

890,000

6. Percentage of issued class

0.14%

7. Number of shares/ amount of stock disposed

8. Percentage of issued class

9. Class of security

44.65P ORDINARY SHARES

10. Date of transaction

16 SEPTEMBER 2002

11. Date company informed

17 SEPTEMBER 2002

12. Total holding following this notification

62,882,033

13. Total percentage holding of issued class following this notification

10.14%

14. Any additional information

15. Name of contact and telephone number for queries

PAUL HEWARD

TEL 01355 262 201

16. Name and signature of authorised company official

responsible for making this notification

PAUL HEWARD

Date of notification 17 SEPTEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Company Monitoring; UK Listing Authority

REGISTERED/NOMINEE NAME	REGISTERED HOLDER	SHARES HELD
VIDACOS NOMINEES LTD	AMVESCAP	51,187,576
HSBC NOMINEES LTD	AMVESCAP	6,874,409
CHASE NOMINEES LTD	AMVESCAP	2,189,802

BANK OF NEW YORK NOMINEES LTD	AMVESCAP	1,484,252
NORTHERN TRUST NOMINEES LTD	AMVESCAP	890,551
MELLON BANK NOMINEES PITTSBURGH	AMVESCAP	252,000
CM INVESTMENT NOMINEES LTD PEP A/C	AMVESCAP	3,061
CM INVESTMENT NOMINEES LTD PEP A/C 50068	AMVESCAP	382

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAANPFDSAEFE

RIS item disseminated by London Stock Exchange

23

EXHIBIT 7

RNS *from* Perfect Information Ltd

Number :	3536B	Date :	18/09/2002
Company :	BRITISH ENERGY PLC	Time :	16:35:50

Price Monitoring Extension

RNS Number:3536B
British Energy PLC
18 September 2002

A Price Monitoring Extension has been activated in this security.

END

PMEILFVRAEITLIF

RIS item disseminated by London Stock Exchange

EXHIBIT 8

26

RNS *from* Perfect Information Ltd

Number :	4621B	Date :	20/09/2002
Company :	BRITISH ENERGY PLC	Time :	16:00:03

Holding(s) in Company

RNS Number:4621B
British Energy PLC
20 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company

BRITISH ENERGY PLC

2. Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED (FIL)

FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUBSIDIARIES INCLUDING FIDELITY INVESTMENT SERVICES LTD (FISL) AND FIDELITY PENSION MANAGEMENT (FPM), INVESTMENT MANAGERS FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE BELOW

5. Number of shares/ amount of stock acquired

13,420,000

6. Percentage of issued class

2.16

7. Number of shares/ amount of stock disposed

8. Percentage of issued class

9. Class of security

44 28/43p ORDINARY SHARES

10. Date of transaction

NOT DISCLOSED

11. Date company informed

18 SEPTEMBER 2002

12. Total holding following this notification

56,980,355

13. Total percentage holding of issued class following this notification

9.19%

14. Any additional information

SEE BELOW

15. Name of contact and telephone number for queries

PAUL HEWARD
01355 262201

16. Name and signature of authorised company official responsible for making this notification

PAUL HEWARD

Date of notification 20 SEPTEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring; UK Listing Authority

REGISTERED/NOMINEE NAME	MANAGEMENT COMPANY	SHARES HELD
CHASE NOMINEES LTD	FISL	15,629,968
CHASE MANHATTAN BANK LONDON	FISL	1,615,370
CHASE NOMINEES LTD	FPM	943,000
MSS NOMINEES LTD	FIL	30,439,181
CHASE NOMINEES LTD	FIL	920,636
CHASE MANHATTAN BANK LONDON	FIL	411,100
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	FIL	315,100
BANK OF NEW YORK LONDON	FIL	6,706,000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RIS item disseminated by London Stock Exchange

EXHIBIT 9

Number :	4628B	Date :	20/09/2002
Company :	BRITISH ENERGY PLC	Time :	16:00:08

Holding(s) in Company

RNS Number:4628B
British Energy PLC
20 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company

BRITISH ENERGY PLC

2. Name of shareholder having a major interest

UBS GLOBAL ASSET MANAGEMENT

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS GLOBAL ASSET MANAGEMENT (UK) LTD, UBS GLOBAL ASSET MANAGEMENT LIFE LTD, UBS GLOBAL ASSET MANAGEMENT INTERNATIONAL LTD AND THEIR HOLDING COMPANY GLOBAL ASSET MANAGEMENT HOLDING (No 2) LTD

5. Number of shares/ amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares/amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

44 28/43p ORDINARY SHARES

10. Date of transaction

N/A

11. Date company informed

18 SEPTEMBER 2002

12. Total holding following this notification

N/A

13. Total percentage holding of issued class following this notification

N/A

14. Any additional information

BRITISH ENERGY WERE ADVISED ON 18 SEPTEMBER 2002 THAT UBS GLOBAL ASSET MANAGEMENT (UK) LTD, UBS GLOBAL ASSET MANAGEMENT LIFE LTD, UBS GLOBAL ASSET MANAGEMENT INTERNATIONAL LTD AND THEIR HOLDING COMPANY GLOBAL ASSET MANAGEMENT HOLDING (No 2) LTD NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ORDINARY 44 28/43P SHARE CAPITAL OF BRITISH ENERGY

15. Name of contact and telephone number for queries

PAUL HEWARD

01355 262201

16. Name and signature of authorised company official responsible for making this notification

PAUL HEWARD

Date of notification 20 SEPTEMBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

Enquiries: Company Monitoring; UK Listing Authority

END
HOLEASNEADKAEFE

EXHIBIT 10

RNS *from* Perfect Information Ltd

Number :	4705B	Date :	20/09/2002
Company :	BRITISH ENERGY PLC	Time :	16:35:49

Price Monitoring Extension

RNS Number:4705B
British Energy PLC
20 September 2002

A Price Monitoring Extension has been activated in this security.

END

PMEILFVRAEIIFIF

RIS item disseminated by London Stock Exchange

33

EXHIBIT 11

RNS *from* Perfect Information Ltd

Number :	4718B	Date :	20/09/2002
Company :	BRITISH ENERGY PLC	Time :	16:40:45

Second Price Monitoring Extn

RNS Number:4718B
British Energy PLC
20 September 2002

A second Price Monitoring Extension has been activated in this security.

END

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RIS item disseminated by London Stock Exchange

35

EXHIBIT 12

STOCK EXCHANGE ANNOUNCEMENT - 23 SEPTEMBER 2002

RECENT PRESS COMMENT

Having regard to recent press comment, in particular about the possible outcome of current discussions between the Company and the UK Government, the Board of British Energy wish to emphasise that these discussions are continuing.

The Board of British Energy has nothing to add to the RNS announcement which was released on 9 September 2002.